UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Harris Interactive Inc.

(Name of Subject Company)

Harris Interactive Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

414549105

(CUSIP Number of Class of Securities)

Al Angrisani

President & Chief Executive Officer

Harris Interactive Inc.

60 Corporate Woods

Rochester, NY 14623

(585) 272-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

David N. Shine, Esq.

Abigail P. Bomba, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Phone: (212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 10, 2013 (as amended together with any subsequent amendments and supplements thereto, and together with the exhibits and annexes thereto, the “Schedule 14D-9”), by Harris Interactive Inc. (“Harris Interactive”), a Delaware corporation. The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Prime Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Nielsen Holdings N.V. (“Parent” or “Nielsen”), a Netherlands entity, to purchase all of the outstanding shares of the common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Preferred Stock attached thereto and issued pursuant to the Rights Agreement, dated as of March 11, 2005, by and between Harris Interactive and American Stock Transfer & Trust Company (as amended from time to time, the “Rights Agreement”), collectively, the “Shares”, and each a “Share”) of Harris Interactive at a price of $2.04 per Share (the “Offer Price”), net to the selling Harris Interactive stockholders in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 10, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal collectively constitute the Offer.

The Offer is described in a Tender Offer Statement on Schedule TO (as amended together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed by Nielsen and Purchaser with the SEC on December 10, 2013. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 5. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8, “Additional Information” is hereby amended and supplemented by inserting the following new subsection “Expiration of the Offer Period” to the end of Item 8 as follows:

“Expiration of the Offer.

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on January 31, 2014 (one minute after 11:59 p.m., New York City time on January 31, 2014) (the “Expiration Date”) and was not extended. Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), advised Nielsen and Purchaser that, as of the Expiration Date, a total of approximately 46,320,397 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, which tendered Shares represent approximately 74.2% of the Shares outstanding on a Fully Diluted basis (as defined in the Merger Agreement). All conditions to the Offer having been satisfied (or waived), Purchaser accepted for payment all such Shares validly tendered and not properly withdrawn prior to the Expiration Date (the time at which such acceptance was made, the “Acceptance Time”), and payment for such Shares has been made to the Depositary, which will act as agent for tendering Harris Interactive stockholders for the purpose of receiving payments for tendered Shares and transmitting such payments to tendering Harris Interactive stockholders whose Shares have been accepted for payment, in accordance with the terms of the Offer. On February 3, 2014, Nielsen issued a press release announcing that Purchaser accepted for payment all Shares that were validly tendered and not properly withdrawn prior to the Expiration Date in accordance with the terms of the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(H) and incorporated by reference herein.

Following consummation of the Offer, the remaining conditions to the Merger set forth in the Merger Agreement were satisfied, and on February 3, 2014, Nielsen completed the Merger, without a meeting of stockholders of Harris Interactive in accordance with Section 251(h) of the DGCL, with Harris Interactive continuing as the surviving corporation (the “Surviving Corporation”). At the Effective Time, each Share then outstanding was converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes, except for Shares (i) then-owned by Nielsen or Purchaser or held in treasury by Harris Interactive, which were cancelled, and no payment made with respect thereto, (ii) then-owned by subsidiaries of Nielsen (other than Purchaser) or Harris Interactive, which Shares were converted into shares of stock of the Surviving Corporation, and no payment made with respect thereto or (iii) held by any Harris Interactive stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with the DGCL (unless such stockholder fails to perfect, withdraws, waives or loses the right to appraisal).

At or immediately prior to the Acceptance Time, each Company Option then outstanding vested in full and became exercisable. To the extent not exercised prior to the Effective Time, upon the Effective Time each outstanding Company Option was cancelled and the Surviving Corporation will pay each holder promptly after the Effective Time for each such Company Option an amount in cash, if any, determined by multiplying (i) the excess, if any, of the Offer Price over the applicable per Share exercise price of such Company Option by (ii) the number of Shares such holder could have purchased had such holder exercised such Company Option in full immediately prior to the Effective Time, without interest, less any applicable withholding taxes.

At or immediately prior to the Acceptance Time, each Company Restricted Share ceased to be subject to any forfeiture or vesting conditions. At the Effective Time, each such Company Restricted Share was automatically converted into, and cancelled in exchange for, the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes.”

Item 9. Exhibits.

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Exhibit

(a)(5)(H)	Press Release issued by Nielsen Holdings, N.V., dated February 3, 2014 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARRIS INTERACTIVE INC.

By:	/s/ Eric W. Narowski
Eric W. Narowski

Title:	Chief Financial Officer (Principal Financial Officer)

Dated: February 3, 2014